Exhibit 21

List of Subsidiaries

Name	State of Incorporation

The State Bank and Trust Company	Ohio
RFCBC, Inc	Ohio
Rurban Mortgage Company	Ohio
SBT Insurance, LLC	Ohio
Rurbanc Data Services, Inc.	Ohio
Rurban Statutory Trust II	Declaration of Trust – State of Delaware
NC Merger Corp.*	Ohio

*NC Merger Corp. is a wholly-owned subsidiary of Rurbanc Data Services, Inc., and was formed for the purpose of facilitating the previously planned merger with New Core Holdings, Inc. NC Merger Corp. has no assets or liabilities and is inactive.